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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Credicorp Ltd.

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(Name of Issuer)

Common Shares

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(Title of Class of Securities)

G2519Y 10 8

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(CUSIP Number)

N/A

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2519Y 10 8	Page 2 of 10

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Atlantic Security Holding Corporation
2	Check the Appropriate Box if a Member of a Group (a) : ☐ (b) : ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 14,620,845
	6	Shared Voting Power 0
	7	Sole Dispositive Power 14,620,845
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,620,845
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row (9) 15.49%
12	Type of Reporting Person (See Instructions) HC

CUSIP No. G2519Y 10 8	Page 3 of 10

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros
2	Check the Appropriate Box if a Member of a Group (a) : ☐ (b) : ☒
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row (9) 0%*
12	Type of Reporting Person (See Instructions) IC

*

Effective April 2, 2004, reporting person El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros sold all of its common shares of issuer Credicorp Ltd., and El Pacífico Vida Compañía de Seguros, a subsidiary of El-Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros, sold all of its common shares of issuer Credicorp Ltd. As of the date of this report, reporting person El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros does not beneficially own any common shares of issuer Credicorp Ltd.

CUSIP No. G2519Y 10 8	Page 4 of 10

Item 1(a).	Name of Issuer:

Credicorp Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Clarendon House

Church Street

Hamilton HM11 Bermuda

Item 2(a).	Name of Persons Filing:

Atlantic Security Holding Corporation

El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros

Item 2(b).	Address of Principal Business Office or if None, Residence:

Atlantic Security Holding Corp.

Calle 50 y Aquilino de la Guardia

Torre Banco Continental Pisos 28 29

Panama, Republic of Panama

El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros

Avenida Arequipa 660

Lima, Perú

Item 2(c).	Citizenship:

See Item 4 on Page 2

See Item 4 on Page 3

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	Cusip Number:

G2519Y 10 8

Item 3.              If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: Not Applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act

(15 U.S.C. 78o)

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

CUSIP No. G2519Y 10 8	Page 5 of 10

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G)
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Item 4.	Ownership
(a) Amount Beneficially Owned:

See Item 9 on Page 2

See Item 9 on Page 3

(b)	Percent of Class:

See Item 11 on Page 2

See Item 11 on Page 3

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:

See Item 5 on Page 2

See Item 5 on Page 3

(ii)	Shared power to vote or to direct the vote:

See Item 6 on Page 2

See Item 6 on Page 3

CUSIP No. G2519Y 10 8	Page 6 of 10

(iii)	Sole power to dispose or to direct the

disposition of:

See Item 7 on Page 2

See Item 7 on Page 3

(iv)	Shared power to dispose or to direct the

disposition of:

See Item 8 on Page 2

See Item 8 on Page 3

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Atlantic Security Holding Corporation - Not Applicable

El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros – ☒*

*

This Amendment No. 8 to Schedule 13G reports the fact that as of April 2, 2004 El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros ceased to be the beneficial owner of more than five percent of the securities of issuer Credicorp Ltd.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Exhibit B

Item 9.	Notice of Dissolution of Group

See Exhibit C attached hereto

CUSIP No. G2519Y 10 8	Page 7 of 10

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2005

(Date)

Atlantic Security Holding Corporation

By: ________________________

Name: Carlos Muñoz

President

Title: Authorized Signatory

EXHIBITS

Exhibit A	Joint Filing Statement*

Exhibit B	Identification and Classification of Members of Group**

Exhibit C	Notice of Dissolution of Group

*	Incorporated by reference to Exhibit A to Amendment No. 7 to Schedule 13G, as filed by the Reporting Persons with the Securities and Exchange Commission on February 18, 2004.

**	Incorporated by reference to Exhibit B to Amendment No. 7 to Schedule 13G, as filed by the Reporting Persons with the Securities and Exchange Commission on February 18, 2004.

Exhibit C to Amendment No. 8 to Schedule 13G

Notice of Dissolution of Group

This notice of dissolution of group is being filed pursuant to Items 5 and 9 of Schedule 13G of the Securities Exchange Act of 1934, as amended. Effective April 2, 2004, the group formed by Atlantic Security Holding Corporation and El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros with respect to common shares of issuer Credicorp Ltd., was dissolved. All further filings with respect to transactions in common shares of issuer Credicorp Ltd. will be filed, if required, by the members of the group in their respective individual capacities.

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